July 15, 2009

BY EDGAR AND BY FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Attention: Mr. J. Nolan McWilliams

Re:	AMC Entertainment Inc.
Registration Statement on Form S-4
Filed June 24, 2009
File No. 333-160179

Ladies and Gentlemen:

Set forth below is the response of AMC Entertainments Inc. (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”).  Enclosed herewith is a copy of Amendment No. 1 to the Registration Statement (the “Amendment”), which has been marked to indicate the changes made to the Registration Statement filed on June 24, 2009.  The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comment in bold typeface followed by the Company’s response thereto.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

General

1.             We note that you are registering the 8.75% Senior Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC NO-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include in the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Company has included the requested supplemental letter with its electronic filing of the Amendment.

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If you have any questions regarding the Amendment or the responses contained in this letter, please call the undersigned at (212) 326-2108.

Sincerely,

		By:	/s/ Monica K. Thurmond
Monica K. Thurmond
of O’Melveny & Myers LLP

cc:	Craig R. Ramsey
Executive Vice President and
Chief Financial Officer

AMC Entertainment Inc.

920 Main Street

Kansas City, Missouri 64105

July 15, 2009

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attention:  Mr. J. Nolan McWilliams

Re:	Supplemental Letter with respect to AMC Entertainments Inc.
Registration Statement on Form S-4 (File No. 333-160179)

Ladies and Gentlemen:

AMC Entertainment Inc. (the “Issuer”) is registering the Issuer’s exchange offer pursuant to a Registration Statement on Form S-4 (the “Exchange Offer”) in reliance on the Staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).  The Issuer represents as follows:

1.                                       Such Issuer has not entered into any arrangement or understanding to distribute the securities to be received in the Exchange Offer (the “New Notes”) and, to the best of such Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes.

2.                                       Such Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes (a) could not rely on the staff position enunciated in no-action letters issued to unrelated third parties (such as Exxon Capital Holdings Corporation (available April 13, 1988) and similar letters) and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3.                                       Such Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.                                       Such Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds original notes (as defined in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such original notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such New Notes.

5.                                       Such Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

a.                                       If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intent to engage in, a distribution of the New Notes.

b.                                      If the exchange offeree is a broker-dealer holding original notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such original notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

AMC ENTERTAINMENT INC.

By:	/s/ Craig R. Ramsey
Craig R. Ramsey
Executive Vice President and Chief
Financial Officer